Via Facsimile and U.S. Mail
Mail Stop 6010

October 13, 2005

Mr. George Stuart
Vice President, Finance and Chief Financial Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587-1217

Re: Questcor Pharmaceuticals, Inc.
     Form 10-K for the fiscal year ended December 31, 2005
     File No. 001-14758

Dear Mr. Stuart:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 41

1.   You disclose that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…" is not clear as to whether your disclosure controls and procedures were designed to provide reasonable assurance

of achieving their objectives. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your Chief Executive and Chief Financial Officers' conclusion. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.

Notes to Consolidated Financial Statements, page 53

2. Sale of Nascobal, Ethamolin and Glofil-125 Product Lines, page 60

2.   Please explain to us in disclosure-type format why the product lines sold in 2005 are not considered a component of an entity that should be reported in discontinued operations under paragraph 41 of SFAS 144. Based on pro forma financial information in your Form 8-K filed on October 19, 2005 it appears that these product lines comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

11. Indemnifications, Commitments and Contingencies

Leases, page 66

3.   Please clarify for us in disclosure-type format whether the loss on the master lease recognized in the fourth quarter of 2005 is new liability or a result of revisions to a liability recognized in 2001 when you ceased using the space. Clarify for us what the net deferred rent liability of $682,000 that was reversed in 2005 represents. You disclose that the loss was recognized in accordance with SFAS 146. Please explain to us why SFAS 146 is the applicable accounting literature when it appears that the original liability should have been recognized under EITF 94-3 in 2001.

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant